FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Financial Market Commission and local stock exchanges, informing as Material Information that the Board of Directors of Banco de Chile in meeting held today has approved a new Customary Transactions Policy with Related Parties (“Política de Operaciones Habituales”) in accordance with the rules set out in letter b) of Article 147 of Law 18,046 and Title I of the General Rule No. 501 of the Financial Market Commission.

Santiago, August 28, 2024

Mrs.

Solange Berstein Jáuregui

President

Financial Market Commission

Present

Ref: MATERIAL INFORMATION

Mrs. President:

Pursuant to Articles 9 and 10 of Law No. 18,045 and letter b) of Article 147 of Law No. 18,046 on Corporations, I disclose as Material Information that by resolution adopted by the Board of Directors of Banco de Chile in meeting held today August 28, 2024, it has been approved a new Customary Transactions Policy with Related Parties (“Política de Operaciones Habituales”) in accordance with letter b) of Article 147 above mentioned and Title I of the General Rule No. 501 of the Financial Market Commission. This new Customary Transactions Policy with Related Parties will be available to any interested person and the general public in our corporate offices and on the website www.bancochile.cl, “Our Bank/Corporate Governance” section.

Sincerely,

Eduardo Ebensperger Orrego
CEO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2024

Banco de Chile

/s/ Eduardo Ebensperger Orrego
By:	Eduardo Ebensperger Orrego
CEO